PHL Variable Insurance Company

Phoenix Portfolio Advisor® Service Center

P.O. Box 36740

Louisville, KY 40233

1-866-226-0170

November 23, 2015

Re:	Your Phoenix Portfolio Advisor® variable annuity contract issued by PHL Variable Insurance Company

Dear Valued Customer:

This notice provides updated information regarding the investment options offered by your Phoenix Portfolio Advisor® variable annuity contract. Effective November 30, 2015, the following investment options are closed to investment:

AB Intermediate Bond Class B
AB International Value Class B
Dreyfus International Equity – Serv
Fidelity VIP Balanced – Serv II
Fidelity VIP Contrafund – Serv II
Fidelity VIP Growth – Serv II
Fidelity VIP Growth & Income – Serv II
Fidelity VIP Value Strategies – Serv II
Franklin High Income II
Franklin Income II
Franklin Small-Mid Cap Growth II
Franklin Strategic Income II
Guggenheim Rydex Banking
Guggenheim Rydex Basic Materials
Guggenheim Rydex Commodities Strategy
Guggenheim Rydex Dow 2X Strategy
Guggenheim Rydex Energy Services
Guggenheim Rydex Europe 1.25X Strategy
Guggenheim Rydex Financial Services
Guggenheim Rydex Gov’t Long Bond 1.2X Strtgy
Guggenheim Rydex Health Care
Guggenheim Rydex Internet
Guggenheim Rydex Inverse NASDAQ-100 Strategy

PPANotice2015-PHL

Guggenheim Rydex Inverse Russell 2000 Strategy
Guggenheim Rydex Inverse S&P 500 Strategy
Guggenheim Rydex Japan 2X Strategy
Guggenheim Rydex NASDAQ-100
Guggenheim Rydex NASDAQ-100 2X Strategy
Guggenheim Rydex Precious Metals
Guggenheim Rydex Real Estate
Guggenheim Rydex Russell 2000 2X Strategy
Guggenheim Rydex S&P 500 2X Strategy
Guggenheim Rydex S&P MidCap 400 Pure Growth
Guggenheim Rydex S&P MidCap 400 Pure Value
Guggenheim Rydex S&P SmallCap 600 Pure Growth
Guggenheim Rydex S&P SmallCap 600 Pure Value
Guggenheim Rydex Technology
Guggenheim Rydex Telecommunications
Guggenheim Rydex Utilities
Invesco V.I. Global Real Estate I
Invesco V.I. High Yield I
Invesco V.I. Mid Cap Core Equity I
Invesco V.I. Technology I
Janus Aspen Flexible Bond – Serv
Janus Aspen Overseas – Serv
Oppenheimer Core Bond – Serv
Oppenheimer Global – Serv
PIMCO VIT Foreign Bond (US Dollar Hedged) – Admin
PIMCO VIT Global Bond – Advisor
Pioneer Emerging Markets Class II
Pioneer Strategic Income VCT Class II
Royce Small-Cap
T. Rowe Price Limited-Term Bond II
Vanguard VIF Diversified Value
Vanguard VIF Short-Term Investment Grade
Wanger USA

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This notice should be retained for future reference. If you have any questions, please contact us at 1-866-226-0170.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company

(PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH,

and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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